Exhibit 99.1

KIDOZ Inc.

Pacific Centre,

Suite 1500, 701 West Georgia Street

Vancouver BC V7Y 1C6

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Kidoz Inc. to Present at Planet MicroCap Las Vegas 2026

Vancouver, Canada, May 12, 2026 – Kidoz Inc. (TSXV: KDOZ; OTCQB: KDOZF), a full-stack advertising platform powered by contextual AI, enabling brand performance in mobile games without reliance on personal data, today announced that it will be presenting at the Planet MicroCap Las Vegas 2026 Powered by MicroCapClub on Wednesday, June 17, 2026 at the Bellagio Resort and Hotel in Las Vegas, Nevada.

Jason Williams, Chief Executive Officer of Kidoz Inc., will host the presentation and answer questions at the conclusion.

Planet MicroCap Las Vegas 2026 Powered by MicroCapClub

Date: Wednesday, June 17, 2026

Time: 8:00 AM Las Vegas local time PST

Webcast https://event.summitcast.com/view/bpjo3VVjZ25pp6SXpUua92/guest_book?session_id=6oDce4CwUzeoCmbiXE2dLv

Jason Williams (CEO), Phil Holbrook (Head of Capital Markets), and Ryan Lexer (Vice President of Business Development) will also be available for one-to-one investor meetings during the conference between 16-18 June 2026. Investors interested in scheduling one-to-one meetings are encouraged to register for the conference here https://www.meetmax.com/sched/event_130817/conference_register.html?ref=microcapclub.com. Meetings will be conducted in person at the Bellagio Resort and Hotel.

Investors can view a CEO interview available on the Company’s investor website at https://investor.kidoz.net/.

Kidoz recently reported its fiscal 2025 financial results, which are also available on the Company’s investor website. Fiscal 2025 revenue increased to US$18.4 million from US$14.0 million in fiscal 2024, while net income after tax increased to US$456,817 from US$353,140 in fiscal 2024. The results reflect continued scaling of the Company’s platform and ongoing investment in technology and data infrastructure during the year. Fiscal 2025 operating expenses increased at a lower rate of 22% than revenue growth of 32% during the year, reflecting operating leverage as the platform scales. For further information please refer to our fiscal 2025 financials press release. https://investor.kidoz.net/press-releases/press-releases-2026/kidoz-inc-reports-record-revenue-of-usd-18433172-cad-25761870-and-net-income-of-usd-456817-cad-638439-in-fiscal-2025/

The Company’s strategy is centered on building an AI-first operating model, anchored by its proprietary contextual AI intelligence engine, Kite IQ. Investment in data systems and platform capabilities is intended to enhance automation, improve performance, and support efficient scaling across the business. Kidoz combines high-volume programmatic activity with premium solutions driven by bespoke services and AI-enabled capabilities.

Kidoz operates within a digital advertising environment characterized by increasing privacy regulation, reduced availability of identity-based targeting signals, and growing industry focus on contextual and privacy-first advertising approaches. Industry commentary and market participants, including Apple’s App Tracking Transparency framework, GDPR-related privacy developments, and industry research articles from organizations including GumGum and ExchangeWire, have highlighted broader shifts toward contextual advertising, direct platform relationships, and brand-safe advertising environments. The Company believes these trends align with its integrated and direct platform strategy.

For full details of the Company’s operations and financial results, please refer to the Securities and Exchange Commission website at www.sec.gov, the Kidoz Inc. investor website at https://investor.kidoz.net, or the SEDAR+ website at https://www.sedarplus.com.

About Kidoz Inc.

Kidoz Inc. (TSXV:KDOZ) (OTCQB:KDOZF) (www.kidoz.net) is a full-stack advertising platform powered by contextual AI, enabling safe, trusted customer engagement and improved outcomes.

Originally developed for children’s digital environments, where compliance and safety requirements are among the highest, Kidoz delivers privacy-first advertising without reliance on personal data tracking or behavioural profiling. Its technology combines proprietary SDK integrations, the Kidoz Privacy Shield, and the Kite IQ contextual AI engine to match advertising to content, environment, and geography, in alignment with COPPA, GDPR-K, Apple ATT, and global standards.

The platform supports both children’s and all-ages audiences through its Kidoz and Prado offerings, enabling brands to scale performance across the global mobile gaming ecosystem using contextual, privacy-first targeting.

Google-certified and Apple-approved, Kidoz reaches a global audience across mobile apps and games and is trusted by leading global brands.

About Planet MicroCap

Planet Microcap hosts the highest quality microcap in-person events in North America. The mission is to bring the best microcap investors, companies, and allocators together to gather, connect, and grow. For more information, please visit https://planetmicrocap.com/.

About MicroCapClub

MicroCapClub is an exclusive forum for experienced microcap investors to share and discuss microcap companies (sub $1 billion market cap) trading on global markets. Since 2011, our members have profiled 1500+ microcap companies, 300+ have turned into multi-baggers. Investors can join our community by applying to become a member or subscribing to gain instant access. For more information, please visit https://microcapclub.com/.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR on April 29, 2026, and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.